RECEIVED

2005 MAR 21 A 9:07

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360





05006624

March 15, 2005

VIA AIR COURIER

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAR 22 2005
THOMSON
FINANCIAL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Use of Treasury Shares for Option Exercises)should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

3/21


SAMSUNG
ELECTRONICS

March 15, 2005

Use of Treasury Shares for Option Exercises

On March 11, 2005, the BOD of Samsung Electronics authorized the Company to provide treasury shares to the 84 stock option holders in case that they exercise their options. Options could be exercised from March 8, 2005 to March 7, 2013.

▫ **Details**

- On March 7, 2003, the Company granted 84 employees with stock options equal to 345,683 shares.
- The strike price was KRW 288,800 per share.